UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-22342

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Triad Guaranty Inc. 401(k) Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Triad Guaranty Inc.
101 South Stratford Road
Winston-Salem, North Carolina 27104

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Index to Audited Financial Statements and Supplemental Schedule
(Modified Cash Basis)
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Plan Administrator of the Triad Guaranty Inc.
401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan (modified cash basis) at December 31, 2007 and 2006, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2007, on the basis of accounting described in Note 2.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
June 23, 2008
Raleigh, North Carolina

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2007	2006

Assets
Investments, at fair value	$15,960,472	$17,716,278

Net assets available for benefits, at fair value	15,960,472	17,716,278
Adjustment from fair value to contract value for interest in collective trust fund	22,772	52,388

Net assets available for benefits	$15,983,244	$17,768,666

See accompanying notes.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2007

Additions:
Contributions:
Participants	$1,751,279
Employer	711,197
Rollover	184,843
Investments:
Interest and dividends	876,918

Total additions	3,524,237

Deductions:
Investments:
Net depreciation in fair value of investments	3,552,616

3,552,616

Benefits paid to participants	1,732,516
Corrective distributions	24,527

Total deductions	5,309,659

Net decrease	1,785,422

Net assets available for benefits:
Beginning of year	17,768,666

End of year	$15,983,244

See accompanying notes.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2007
1. Description of Plan
The following description of the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the Company, Employer, or the Plan Sponsor) with at least three months of service and who are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan became effective October 1, 1993.
Contributions
Each year, participants may contribute up to 15% of their annual compensation, as defined in the Plan document. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code (the Code). Participants who are age 50 or older during the calendar year and make the maximum allowable pre-tax contribution to the plan are entitled to make an additional “catch-up contribution”, up to a maximum of $5,000 for 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant’s elective deferral contribution. For 2007, the Company matched 50% of contributions up to 8% of the participant’s eligible compensation. The discretionary percentage match is determined by the Plan sponsor. Additional amounts may be contributed at the option of the Plan sponsor.
Upon enrollment, a participant may direct participant contributions to any of the Plan’s fund options. Participants may change their investment options daily online with Merrill Lynch (the Trustee), but can change their contribution percents only monthly. Participants can elect to discontinue their contributions to the Plan at any time; however, those participants must wait until the next available entrance date to participate again. Employer contributions are invested in the participant’s investment options using the participant’s directed investment selections.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis) (continued)
1. Description of Plan (continued)
Forfeitures
Forfeitures of matching contributions totaled $17,439 and $15,883 at December 31, 2007 and 2006, respectively. Forfeitures of matching contributions totaling $15,883 were used to reduce employer contributions during the year.
Participant Accounts
Each participant’s account is credited with the participant’s contributions (elective deferral contribution) and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. Allocations are based on participants’ compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 20% vested after one year of service, 40% vested after two years, 60% vested after three years, 80% vested after four years, and 100% vested after five years.
Participants Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one through five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis) (continued)
1. Description of Plan (continued)
Payment of Benefits
On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account or may elect, subject to minimum balances, to leave the vested portion of the account with the Plan. Upon disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options. Beneficiaries of Plan participants have the same benefit payment options as disabled or retired participants upon the death of participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis) (continued)
2. Summary of Accounting Policies (continued)
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for the Plan beginning January 1, 2008. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies or common stock are valued at quoted active market prices that represent the net asset value of shares held by the Plan at year-end. The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (CCT). As required by the FSP, the statements of net assets available for benefits present the fair value of the Plan investments and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the CCT is based on information reported by the issuer of the common collective trust at year-end. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis) (continued)
2. Summary of Accounting Policies (continued)
The participant loans receivable are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Plan’s investments are held by a bank-administered trust fund. Investments that represent five percent or more of the Plan’s net assets as of December 31 are as follows:

	2007	2006

Merrill Lynch Retirement Preservation Trust	$2,480,389	$2,816,533
Davis New York Venture Fund	2,308,362	2,715,253
BlackRock S&P 500 Index Fund	1,853,153	1,282,666
PIMCO Total Return Fund	1,691,220	1,201,891
Alger Capital Appreciation Portfolio	1,503,067	1,085,066
MFS International New Discovery Fund	1,395,592	1,361,735
Triad Guaranty Inc. common stock	1,251,472	4,399,338

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis) (continued)
3. Investments (continued)
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in value as follows:

Net Depreciation
in Fair Value
During Year
Fair value determined by quoted market prices:
Triad Guaranty Inc. common stock	$(3,914,362)
Registered investment companies	361,746

$(3,552,616)

4. Exempt Party-in-Interest Transactions
Investment funds managed by the Trustee of the Plan qualify as party-in-interest transactions. The Plan sponsor pays all fees for investment manager services. The Plan also holds common stock of the Company. Such transactions qualify as party-in-interest transactions.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan sponsor. Administrative expenses for 2007 totaled $570.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
(Modified Cash Basis) (continued)
6. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 4, 2002, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Triad Guaranty Inc.
401(k) Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) (Modified Cash Basis)
EIN #56-1838519 Plan #001
Year Ended December 31, 2007

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate	(e)
	Identity of Issue, Borrower,	of Interest, Collateral, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value

*	Merrill Lynch Ret. Preservation Trust	2,480,389 shares	$2,480,389	**
	Davis New York Venture Fund	57,695 shares	2,308,362
*	BlackRock S&P 500 Index Fund	102,896 shares	1,853,153
	PIMCO Total Return Fund	158,206 shares	1,691,220
	Alger Capital Appreciation Portfolio	97,792 shares	1,503,067
	MFS Intl New Discovery Fund	57,361 shares	1,395,592
*	Triad Guaranty Inc. common stock	127,701 shares	1,251,472
	Van Kampen American Value Fund	26,293 shares	736,988
	Federated International Equity Fund	28,552 shares	713,230
	Self-directed accounts	652,602 shares	652,602
*	BlackRock Value Opportunities Fund	21,197 shares	428,600
*	BlackRock Fundamental Growth Fund	13,450 shares	313,654
*	BlackRock Small/Mid-Cap Growth	17,512 shares	249,202
	Allianz CCM Mid-Cap Fund	8,422 shares	228,240
	The Oakmark Equity & Income Fund	3,275 shares	87,671
	Allianz RCM Technology Fund	1,173 shares	59,331
	Dreyfus Founders Discovery Fund	1,454 shares	47,682
	Participant Loans	Various maturities with rates ranging from 5.00% to 9.25%	30,404
	AIM Balanced Fund	1,537 shares	20,391
	Cash		(68,006)

			$15,983,244

*	Indicates party in interest to the Plan

**	Investment is stated at contract value
Note: Cost information in (d) has not been included because all investments are participant directed.

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Guaranty Inc. 401(k) Profit Sharing Plan
/s/ Earl F. Wall
June 27, 2008	Earl F. Wall
Senior Vice President, Secretary, General Counsel and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm